Exhibit 11

ITT EDUCATIONAL SERVICES, INC.

COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

(In thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000

Net income	$9,179	$7,473	$19,045	$12,536

Shares:
Weighted average number of shares of common stock outstanding	23,795	23,912	23,678	24,147

Shares assumed issued (less shares assumed purchased for treasury) on stock options	536	234	498	158

Outstanding shares for diluted earnings per share calculation	24,331	24,146	24,176	24,305

Earnings per common share:
Basic	$0.39	$0.31	$0.80	$0.52
Diluted	$0.38	$0.31	$0.79	$0.52